Exhibit 97.01

EXECUTIVE OFFICER COMPENSATION RECOVERY POLICY

I. PURPOSE

The Board of Directors (“Board”) of Hall of Fame Resort & Entertainment Company (the “Company”) has adopted this Executive Officer Compensation Recovery Policy (this “Policy”) to provides for the recovery of certain Incentive Compensation awarded or paid to Covered Officers in the event of a Restatement. This policy is designed to comply with, and shall be interpreted to be consistent with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608.

II. DEFINITIONS

As used in this Policy, the following capitalized terms shall have the meaning set forth below.

(a)	“Applicable Period”- means the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs the Company to undertake a Restatement.

(b)	“Covered Officer”- means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company. For the avoidance of doubt, a Covered Officer may include a former Executive Officer that left the Company voluntarily or involuntarily, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.

(c)	“Executive Officer”- means, as determined by the Compensation Committee in accordance with Rule 10D-1 under the Exchange Act and Nasdaq Listing Rule 5608, the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries Company deemed executive officers of the Company if they perform such policy-making functions for the Company.

(d)	“Financial Performance Measure”- means a measure that is determined and presented in accordance with the accounting principles used in preparing Company’s financial statements and any measure that is derived wholly, or in part, from such measure. Financial Performance Measures include, but are not limited to, the following (and any measures derived from the following): Company stock price; total shareholder return; revenues; liquidity measures (e.g., working capital, operating cash flow); and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

(e)	“Incentive Compensation”- means any compensation that is granted, earned, or vested based wholly, or in part, upon the attainment of a Financial Performance Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Performance Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Performance Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Performance Measures.

(f)	“Received”- Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Performance Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

(g)	“Recoverable Incentive Compensation”- means the amount of any Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Officer during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement.

For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service as a Covered Officer and (ii) who did not serve as a Covered Officer at any time during the performance period for that Incentive Compensation. For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation may include Incentive Compensation Received by a person while serving as an employee if such person previously served as a Covered Officer and then transitioned to an employee role. For Incentive Compensation based on, or derived from, a Financial Performance Measure where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the Financial Performance Measure upon which the Incentive Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company’s applicable listing exchange).

(h)	“Restatement”- means an accounting restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether the Company or Covered Officer misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

III. ADMINISTRATION OF POLICY

The Compensation Committee will have full authority to administer this Policy. Actions of the Compensation Committee pursuant to this Policy will be taken by the vote of a majority of its members. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and Nasdaq’s exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

IV. PROCESS FOR RECOVERING

In the event of a Restatement, the Company will reasonably promptly recover the Recoverable Incentive Compensation Received in accordance with the applicable rules of The Nasdaq Stock Market (“NASDAQ”) and Rule 10D-1 as follows:

(a) After a Restatement, the Compensation Committee shall determine the amount of any Recoverable Incentive Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Recoverable Incentive Compensation and a demand for repayment or return of such compensation, as applicable. For Incentive Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement: (A) the amount to be repaid or returned shall be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the Company’s stock price or total shareholder return upon which the Incentive Compensation was Received; and (B) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to NASDAQ.

(b) The Compensation Committee shall have discretion to determine the appropriate method of recovering Recoverable Incentive Compensation based on the particular facts and circumstances. The method of recovery may include, without limitation, (i) requiring reimbursement of cash Incentive Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Executive Officer, and (iv) cancelling outstanding vested or unvested equity awards. Except as set forth in Section V below, in no event may the Company accept an amount that is less than the amount of Recoverable Incentive Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(c) To the extent that the Executive Officer has already reimbursed the Company for any Recoverable Incentive Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Recoverable Incentive Compensation that is subject to recovery under this Policy.

(d) To the extent that an Executive Officer fails to repay all Recoverable Incentive Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Recoverable Incentive Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Recoverable Incentive Compensation in accordance with the immediately preceding sentence.

V. EXCEPTIONS FROM RECOVERY

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section IV above if the Compensation Committee determines that recovery would be impracticable and any of the following conditions are met:

(a) The Compensation Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Recoverable Incentive Compensation, document such attempt(s) and provide such documentation to NASDAQ.

(b) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

VI. OTHER ACTIONS

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

VII. NO INDEMNIFICATION OR REIMBURSEMENT

Notwithstanding the terms of any other policy or agreement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Officer for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover a Covered Officer’s potential obligations with respect to Recoverable Incentive Compensation under this Policy.

VIII. OTHER CLAIMS AND RIGHTS

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company or any of its affiliates may have with respect to any Covered Officer subject to this Policy.

IX. Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by U.S. Securities and Exchange Commission filings. A copy of this Policy and any amendments hereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

X. AMENDMENT

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by Nasdaq.

Adopted by the Board of Directors and effective as of December 1, 2023

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